Frontegra Funds, Inc.
400 Skokie Boulevard, Suite 500
Northbrook, Illinois  60062

March 26, 2009

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

Frontegra Funds, Inc. (CIK No. 0001014913)

Request to Withdraw Post-Effective Amendment Nos. 43, 45, 46, 47, 48 and 49 to the Registration Statement on Form N-1A

(Registration Nos. 333-7305 and 811-7685)

Dear Ms. Williams:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Frontegra Funds, Inc. (the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
43	8/22/2008	485APOS	0000892712-08-000727

45	11/4/2008	485BXT	0000892712-08-000865

46	12/4/2008	485BXT	0000892712-08-000961

47	12/31/2008	485BXT	0000892712-08-001023

48	1/29/2009	485BXT	0000892712-09-000079

49	2/26/2009	485BXT	0000892712-09-000223

These Post-Effective Amendments were originally filed for the purpose of adding the Frontegra New Star Emerging Markets Equity Fund (the “Fund”) as a new series of the Registrant.  The Registrant represents that no securities have been or will be sold in connection with Post-Effective Amendments 43, 45, 46, 47, 48 and 49.  Pursuant to Rule 477 of the Act, the Registrant is

Ms. Patricia Williams

U.S. Securities and Exchange Commission

March 26, 2009

requesting a withdrawal of Post-Effective Amendments 43, 45, 46, 47, 48 and 49 because it has decided not to proceed with the Fund.

Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendments via postal mail in care of:  William D. Forsyth III, Frontegra Funds, Inc., 400 Skokie Boulevard, Suite 500, Northbrook, Illinois 60062.  If you have any questions, please contact the undersigned at (847) 509-9860.

Very truly yours,

FRONTEGRA FUNDS, INC.

By:

  /s/ William D. Forsyth III

  William D. Forsyth III

  President